UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 20)*

STATION CASINOS, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

857689103

(CUSIP Number)

Frank J. Fertitta III

Chief Executive Officer

STATION CASINOS, INC.

2411 W. Sahara Avenue

Las Vegas, Nevada 89102

(702) 367-2411

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 3, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 857689103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Frank J. Fertitta III ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,959,103

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,959,103

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,959,103

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.7%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
Title of class of equity securities: Common Stock, par value $.01 per share (“Common Stock”)
Name and address of issuer: Station Casinos, Inc., 2411 West Sahara Avenue, Las Vegas, Nevada 89102

This Amendment No. 20 to Schedule 13D filed June 10, 1993 for Frank J. Fertitta III (the “Reporting Person”) is made to reflect the decrease in beneficial ownership of Common Stock by the Reporting Person since the date of Amendment No. 17 to the Schedule 13D filed November 23, 2004 as a result of (i) certain open market sales of Common Stock since the date of Amendment No. 17 as described in Item 5(c) below and (ii) certain gifts of shares of Common Stock to persons over which the Reporting Person does not have voting or dispositive power, offset in part by certain gifts of shares of Common Stock by relatives of the Reporting Person to trusts over which the Reporting Person has voting or dispositive power.

Item 2.	Identity and Background
(a) Name: Frank J. Fertitta III
(b) Business address: 2411 West Sahara Avenue, Las Vegas, Nevada 89102
(c) Principal occupation and business address: Chief Executive Officer, Station Casinos, Inc., 2411 West Sahara Avenue, Las Vegas, Nevada 89102
(d) Criminal proceedings: No
(e) Civil proceedings: No
(f) Citizenship: United States
Item 3.	Source and Amount of Funds or Other Consideration
See Item 5(c) below.
Item 4.	Purpose of Transaction

The securities reported were disposed of as a result of (i) certain open market sales of Common Stock and (ii) certain gifts of shares of Common Stock to persons over which the Reporting Person does not have voting or dispositive power, offset in part by certain gifts of shares of Common Stock by relatives of the Reporting Person to trusts over which the Reporting Person has voting or dispositive power.  The remaining securities beneficially owned by the Reporting Person are being held for investment purposes.  At any time, the Reporting Person may determine to dispose of some or all of the Common Stock he holds, subject to applicable law.  The Reporting Person may also make purchases of Common Stock from time to time, subject to applicable law. Any decision to make such additional dispositions or purchases will depend, however, on various factors, including, without limitation, the price of the Common Stock, stock market conditions and the business prospects of the issuer.  Other than as set forth above, the Reporting Person has no plans or proposals which relate to or would result in any of the matters specified in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
Frank J. Fertitta III
(a) Aggregate shares and percentage beneficially owned:
5,959,103 (8.7%)
(b) Sole voting and dispositive power: 5,959,103 Shared voting and dispositive power: 0
(c) Transactions effected during past sixty days:

On December 16, 2004, the Reporting Person (i) acquired beneficial ownership of 1,916 shares of Common Stock as a result of the gifting of shares of Common Stock by relatives of the Reporting Person to trusts for the benefit of relatives of the Reporting Person over which the Reporting Person has voting or dispositive power and (ii) transferred beneficial ownership of 854 shares of Common Stock as gifts to trusts for the benefit of relatives of the Reporting Person over which the Reporting Person has voting or dispositive power.

On December 17, 2004, the Reporting Person acquired beneficial ownership of 978 shares of Common Stock as a result of the gifting of shares of Common Stock by relatives of the Reporting Person to trusts for the benefit of relatives of the Reporting Person over which the Reporting Person has voting or dispositive power.

On January 24, 2005, the Reporting Person disposed of 45,000 shares of Common Stock acquired by the Reporting Person upon the vesting of certain stock grants in an open market sale, at a price of $58.5844 per share.

On January 25, 2005, the Reporting Person disposed of 31,400 shares of Common Stock acquired by the Reporting Person upon the vesting of certain stock grants in an open market sale, at a price of $60.4334 per share.

On January 31, 2005, the Reporting Person disposed of 46,784 shares of Common Stock acquired by the Reporting Person upon the vesting of certain stock grants in an open market sale, at a price of $61.1602 per share.

On February 3, 2005, the Reporting Person transferred beneficial ownership of 30,900 shares of Common Stock as gifts to certain charitable entities over which the Reporting Person does not have voting or dispositive power.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None.
Item 7.	Material to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2005
Date
/s/ Frank J. Fertitta III
Signature
Frank J. Fertitta III
Name/Title